                  [STATE FINANCIAL SERVICES CORPORATION LOGO]

                           OFFER TO PURCHASE FOR CASH
                      UP TO 700,000 SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                EACH AT A PURCHASE PRICE NOT GREATER THAN $16.50
                         NOR LESS THAN $14.00 PER SHARE

 OUR OFFER, THE PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW WILL EXPIRE AT 5:00
   P.M. (NEW YORK CITY TIME) ON FRIDAY, DECEMBER 6, 2002, UNLESS OUR OFFER IS
                                   EXTENDED.

     We hereby invite our shareholders to tender up to 700,000 shares of our common stock, including the associated preferred share purchase rights, for purchase by us at a price not greater than $16.50 nor less than $14.00 per share, net to the seller in cash, without interest. We will select the lowest purchase price that will allow us to buy 700,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

     Only shares properly tendered at prices at or below the purchase price selected by us, and not properly withdrawn, will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the offer will be returned promptly following the expiration date. See Section 1.

     We reserve the right, in our sole discretion, to purchase more than 700,000 shares pursuant to the offer. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

     Shares of our common stock are listed and traded on the Nasdaq National Market under the symbol "SFSW." On October 29, 2002, the last full trading day before announcement of this offer, the last reported sale price of the shares was $14.575 per share. We encourage you to obtain current market quotations for the shares. See Section 8.

     Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent or the Dealer Manager, is making any recommendation whether you should tender or not tender your shares or at what price or prices you should choose to tender your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

                      The Dealer Manager for our Offer is:

                        SANDLER O'NEILL & PARTNERS, L.P.

            The date of this Offer to Purchase is November 1, 2002.

                                   IMPORTANT

     If you wish to tender all or any part of the shares registered in your name, you must:

     - Follow the instructions described in Section 1 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to American Stock Transfer & Trust Company, the Depositary;

     - If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender the shares for you; or

     - Participants in our 401(k) Savings Plan wishing to tender any of their shares held in such plan must follow the separate instructions and procedures described in Section 4.

     Any shareholder who desires to tender shares whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary prior to the expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 4.

     To properly tender shares, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

     If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section on the Letter of Transmittal captioned "Shares Tendered at Price Determined Pursuant to the Dutch Auction." Note that this election could result in your shares being purchased at the minimum price of $14.00 per share.

     If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact D. F. King & Co., Inc., the Information Agent, at the address or telephone numbers set forth on the back cover of this Offer to Purchase.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares in our offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Information Agent or the Dealer Manager.

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
SUMMARY..........................................................    1
 1.  Number of Shares; Proration.................................    8
 2.  Recent Developments; Purpose of the Offer; Certain Effects
     of the Offer................................................   10
 3.  Acceptance for Payment and Payment for Shares...............   13
 4.  Procedures for Tendering Shares.............................   14
 5.  Withdrawal Rights...........................................   18
 6.  Conditional Tender of Shares................................   19
 7.  Conditions of the Offer.....................................   20
 8.  Price Range of Shares; Dividends............................   22
 9.  Source and Amount of Funds..................................   22
10.  Certain Information Concerning Us...........................   23
11.  Interest of Directors and Executive Officers; Transactions
     and Arrangements Concerning the Shares......................   25
12.  Effect of the Offer on the Market for the Common Stock;
     Exchange Act Registration...................................   29
13.  Certain Legal Matters; Regulatory Approvals.................   29
14.  United States Federal Income Tax Consequences...............   29
15.  Fees and Expenses...........................................   33
16.  Extension of Offer; Termination; Amendment..................   33
17.  Miscellaneous...............................................   34

Attachments:

  Attachment I -- Press Release

                                    SUMMARY

     We are providing this summary for your information. It highlights material information in this document, but it does not describe all of the details of our offer to the same extent described in the body of this document. We urge you to read carefully this entire Offer to Purchase and the related Letter of Transmittal, because they contain the full details of our offer. Where helpful, we have included section references parenthetically to direct you to a more complete discussion of the topics in this summary.

QUESTIONS AND ANSWERS ABOUT OUR OFFER

Q:  Who is offering to buy my shares? (Section 1.)

A: State Financial Services Corporation, a Wisconsin corporation, is making an offer to purchase your shares.

Q:  How many shares will the Company purchase in the offer? (Sections 1 and 7.)

A: We are offering to purchase up to 700,000 shares of our outstanding common stock, including the associated preferred share purchase rights, or any lesser number of shares that shareholders properly tender in the offer. This is approximately 9.1% of the shares of our common stock outstanding on September 30, 2002. We also reserve the right to purchase additional shares subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered.

Q: What will the purchase price be and what will be the form of payment? (Section 1.)

A: We are conducting our offer through a procedure commonly called a "modified Dutch auction." This procedure allows you to choose a price or prices within a specified price range at which you are willing to sell your shares. The price range for this offer is $14.00 to $16.50 per share. We will then look at the prices chosen by shareholders for all of the shares properly tendered and will select the lowest price that will enable us to buy 700,000 shares. If a lesser number of shares is tendered, we will select the price that will enable us to buy all shares that were validly tendered and not properly withdrawn. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine.

    If you wish to maximize the chance that your shares will be purchased, you should check the box next to "Shares Tendered at Price Determined By Dutch Auction" in the section of the Letter of Transmittal captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered." By checking that box, you will indicate that you will accept the purchase price we determine. You should understand that this election could result in your shares being purchased at the minimum price of $14.00 per share.

    If your shares are purchased in the offer, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the offer period. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

Q: What happens if more than 700,000 shares are properly tendered in the offer? (Section 1.)

A: We may not purchase all of the shares that you tender in our offer, even if you choose a price at or below the purchase price we select. If more than 700,000 shares are tendered at or below the purchase price we select, we will purchase shares first from shares properly tendered at or below the selected price by any shareholder who owns fewer than 100 shares and who tenders all such shares and then from all shareholders who properly tender shares at prices equal to or below the selected price, on a pro rata basis. We will announce this proration percentage, if proration is necessary, after our offer expires. We also reserve the right to purchase additional shares, subject to applicable legal requirements.

Q:  What is the purpose of the offer? (Section 2.)

A: Prior to announcing our offer, we considered a variety of alternative uses of our excess cash. After considering these alternatives, we have determined that investing in our stock would result in an improved capital structure and would represent an efficient means to provide value to our shareholders.

    Our offer also provides our shareholders who are considering a sale of their shares with the opportunity to determine the price or prices (not greater than $16.50 nor less than $14.00 per share) at which they wish to sell their shares and, if those shares are purchased in our offer, to sell those shares for cash without the usual transaction costs associated with open market sales. Our offer also provides participating shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares.

Q:  When and how will I be paid for my shares? (Section 3.)

A: We will pay the purchase price, in cash, without interest, for the shares we accept for purchase as soon as practicable after the termination of our offer and the acceptance of the shares for payment. We will pay for shares accepted for purchase by depositing the aggregate purchase price with the Depositary as promptly as practicable after the expiration date of our offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for purchase. We expect that the payment date will be approximately seven (7) to ten (10) business days after the expiration date of our offer.

Q: What are the United States federal income tax consequences if I tender my shares? (Section 14.)

A: Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated as either

    - a sale or exchange eligible for capital gains treatment; or

    - a dividend subject to your ordinary income tax rate.

    YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE SALE OF SHARES IN THE OFFER.

Q: Will I be required to pay a brokerage commission or stock transfer taxes? (Sections 3 and 4.)

A: If you are a registered shareholder and you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, we urge you to ask your broker or bank if you will be charged a fee to tender your shares.

Q: Does the Company have the financial resources to pay me for my shares? (Section 9.)

A: Yes. We expect to have sufficient funds to purchase the tendered shares. We will need a maximum of $11,550,000 to purchase 700,000 shares in this offer. We will fund this purchase and the related fees and expenses from available cash.

Q: Is the financial condition of the Company relevant to my decision on whether to tender in the offer? (Section 10.)

A: No. We do not believe that our financial condition is important to your decision since we are paying you cash for your shares. We do believe, however, that we are now well capitalized and will remain well capitalized after we repurchase shares in this offer.

Q:  How long do I have to tender my shares? (Section 1.)

A: You may tender your shares until our offer expires. Currently, our offer is scheduled to expire at 5:00 P.M., New York City time, on Friday, December 6, 2002, unless we extend the offer. We may choose to extend our offer at any time. If we choose to do so, you will be able to tender shares until the end of the day scheduled as the new expiration date. We cannot assure you, however, that we will extend the offer or, if we extend it, for how long.

    If your shares are held by a nominee or broker, they may have an earlier deadline for accepting the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. This procedure is described later in this Offer to Purchase.

Q.  Can the offer be extended and under what circumstances? (Sections 1 and 16.)

A. Yes, we can extend our offer, from time to time, past the scheduled expiration date in our sole discretion. If we extend the offer, we will delay the acceptance of any shares that have been tendered. If we extend the offer, we will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the first business day after the day on which the offer was previously scheduled to expire.

Q:  What are the most significant conditions to the offer? (Section 7.)

A: Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

    - No significant decrease in the price of our common stock or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets shall have occurred during our offer.

    - No legal action shall be pending, or shall have been threatened or taken, that might adversely affect our offer.

    - No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving us.

    - No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during this offer.

    - No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission prior to November 1, 2002). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding shares. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our assets or securities.

    - The completion of the offer and our purchase of the shares will not cause our common stock to be delisted from the Nasdaq National Market or to be subject to deregistration under the Securities Exchange Act of 1934, as amended.

Q:  How do I tender my shares? (Section 4.)

A: To tender your shares, prior to 5:00 P.M., New York City time, on Friday, December 6, 2002, unless the offer is extended:

    - You must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address listed on the back cover of this document;

    - The Depositary must receive a confirmation or receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

    - You must comply with the guaranteed delivery procedure outlined in Section 4.

    If you have any questions, you should contact the Information Agent or your broker for assistance. The contact information for the Information Agent is set forth on the back cover of this document.

Q:  Can I tender shares that I have in my 401(k) account? (Section 4.)

A: Participants in our 401(k) Savings Plan may tender shares allocated in their plan accounts by instructing American Express Tax and Business Services to authorize and direct Security Trust Company, as the directed trustee of the plan's assets, to tender some or all of the shares allocated to a participant's account. Participants in our 401(k) Savings Plan wishing to tender shares allocated in their plan accounts must follow the instructions in the "Letter to Participants in State Financial Services Corporation's 401(k) Savings Plan" furnished separately to all participants and returning it to American Express Tax and Business Services in accordance with those instructions.

    Our 401(k) Savings Plan is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if a participant in the plan elects to tender shares at a price that is lower than the closing price of our common stock on the Nasdaq National Market on the date the offer expires, the tender price elected by the participant will be deemed to have been increased to the closest tender price that is not less than the closing price of our common stock on the Nasdaq National Market on the expiration date. This could result in such shares not being purchased in the offer.

Q: Once I have tendered shares in the offer, may I withdraw my tendered shares? (Section 5.)

A: Yes. You may withdraw shares that you have already tendered at any time prior to 5:00 P.M., New York City time, on Friday, December 6, 2002, unless we extend the offer, in which case you can withdraw your shares until the expiration of the offer as extended. In addition, after our offer expires, if we have not accepted for purchase the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, New York City time, on December 31, 2002.

Q:  How do I withdraw previously tendered shares? (Section 5.)

A: To withdraw your previously tendered shares, you must deliver a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover of this document while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 5.

Q:  Can the Company amend the terms of the offer? (Section 16.)

A: Yes. We reserve the right in our sole discretion to amend the tender offer in any respect.

Q: How can I find out if the Company amends the terms of the offer or extends the expiration date of the offer? (Section 16.)

A: We will announce any amendment to, or extension, termination or postponement of, the offer by making a public announcement promptly thereafter.

Q:  In what order will tendered shares be purchased? (Section 1.)

A: First, we will purchase shares from all holders of "odd lots" of less than 100 shares (not including any shares held in our 401(k) Savings Plan or our Employee Stock Ownership Plan, which will not have priority) who properly tender all of their shares at or below the purchase price we select. Second, after purchasing all shares from those "odd lot" holders, we will purchase shares from all other shareholders who properly tender shares at or below the purchase price we select, on a pro rata basis, subject to the conditional tender provisions described in Section 6. Third, if necessary to permit us to purchase 700,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price we select will be selected for purchase by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

Q:  What does my board of directors think of the offer? (Section 2.)

A: Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent or the Dealer Manager, is making any recommendation as to whether you should tender or not tender your shares or at what price or prices you should choose to tender your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial advisor.

Q: Has any executive officer or director indicated an intention to tender shares in the offer? (Section 11.)

A: No. Although no executive officer or director has indicated an intention to tender shares in the offer, they reserve the right to do so, for themselves or for accounts for which they have control. We have also been advised that the trustee of our Employee Stock Ownership Plan does not intend to tender any shares pursuant to the offer. The intentions of such parties and the number of shares they may tender may change depending on market, economic or business conditions existing as of the expiration date of the offer.

Q:  If I decide not to tender, how will the offer affect my shares? (Section
    12.)

A: Our purchase of shares in our offer will reduce the number of shares that are traded publicly and may reduce the number of our shareholders. Therefore, shareholders who choose not to tender shares will own a greater percentage interest in our outstanding common stock following the offer. The offer may reduce the volume of trading in our shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price.

Q:  What is the market value of my shares as of a recent date? (Section 8.)

A: On October 29, 2002, the last full trading day before we announced the offer, the last reported closing sale price for one share of our common stock on the Nasdaq National Market was $14.575. We urge you to obtain current market quotations for your shares in deciding whether to tender your shares.

Q:  Who can I talk to if I have questions about the offer?

A: Shareholders who have questions or need assistance may call the Information Agent for the offer, D. F. King & Co., Inc., at the following address and telephone numbers:

                             D. F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005

                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 848-3402

                           FORWARD LOOKING STATEMENTS

     This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase contain certain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of words or phrases, such as "believes," "anticipates," "expects," or words of similar meaning. Similarly, statements that describe our future plans, objectives, outlooks, targets or goals are also forward-looking statements. These statements are not guarantees of performance. They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Specific factors that might cause such a difference, include, but are not limited to, factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2001 and our other reports filed with the Securities and Exchange Commission. Shareholders and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on those statements. We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase or incorporated by reference in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this document. Notwithstanding the foregoing, such statements shall not be deemed to relate to any forward-looking statements made in connection with this offer and contained in this Offer to Purchase or related documents.

                                  INTRODUCTION

     We invite our shareholders to tender shares of our common stock, $.10 par value per share, for purchase by us. We are offering to purchase up to 700,000 shares, including the associated preferred share purchase rights, at a price not greater than $16.50 nor less than $14.00 per share, net to the seller in cash, without interest.

     We will select the lowest purchase price within that range that will allow us to buy 700,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

     Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as they may be amended or supplemented from time to time, together constitute this offer.

     Only shares properly tendered at prices at or below the purchase price we select and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if more than the number of shares we seek to purchase are tendered. We will return shares tendered at prices in excess of the purchase price that we determine and shares we do not purchase because of proration or conditional tenders promptly following the expiration date of this offer.

     We reserve the right, in our sole discretion, to purchase more than 700,000 shares pursuant to the offer, subject to certain limitations and legal requirements.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions.

     Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent or the Dealer Manager, is making any recommendation whether you should tender or not tender your shares or at what price or prices you should choose to tender your shares. In deciding whether to tender and at what purchase price, you should consider our reasons for making this offer and other available information about us.

     If at the expiration of the offer, more than 700,000 shares (or such greater number of shares as we may elect to purchase) are properly tendered at or below the purchase price and not properly withdrawn, subject to the conditions of the offer, we will buy shares:

          (i) first, from all Odd Lot Holders (as defined in Section 4) who properly tender all their shares at or below the purchase price;

          (ii) second, on a pro rata basis from all other shareholders who properly tender all their shares at or below the purchase price, other than shareholders who tender conditionally and whose conditions are not satisfied; and

          (iii) third, as to holders who have tendered their shares conditionally and whose conditions were not initially satisfied by random lot.

See Sections 1 and 4 for additional information concerning priorities and proration procedures.

     The purchase price will be paid net to the tendering shareholder in cash, without interest, for all shares purchased. Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8 obtained from the Depositary may be subject to required United States federal income tax backup withholding on the gross proceeds payable to the tendering shareholder or other payee pursuant to the offer. See Section 14.

     As of September 30, 2002, we had 7,661,119 issued and outstanding shares, and 624,747 reserved for issuance upon exercise of outstanding stock options under our stock option plans. The 700,000 shares that we are offering to purchase pursuant to the offer represents approximately 9.1% of our shares outstanding on September 30, 2002. The shares are listed and traded on the Nasdaq National Market under the symbol "SFSW." On October 29, 2002, the last full trading day before the announcement of the offer, the last reported sale price of the shares was $14.575 per share. We urge shareholders to obtain current market quotations for the shares. See Section 8.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

     On the terms and subject to the conditions of our offer, we will accept for payment and thereby purchase up to 700,000 shares of our common stock, including the associated preferred share purchase rights, or such lesser number of shares as are validly tendered before the Expiration Date (as defined herein) and not withdrawn in accordance with Section 5, at a price not greater than $16.50 nor less than $14.00 per share, in cash, without interest. All shares tendered and purchased will include the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of July 27, 1999, between State Financial Services Corporation and American Stock Transfer & Trust Company, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred share purchase rights.

     The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, December 6, 2002, unless and until we in our sole discretion extend the period of time during which our offer will remain open. If extended by us, the term "Expiration Date" will refer to the latest time and date at which our offer, as extended, will expire. For a description of our right to extend, delay, terminate or amend our offer, see Section 16.

     We reserve the right to purchase more than 700,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission ("SEC"), we may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Section 16.

     As promptly as practicable following the Expiration Date, we will, upon the terms and subject to the conditions of the offer, determine a single per share purchase price that we will pay for shares properly tendered and not properly withdrawn pursuant to the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 700,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not withdrawn. As promptly as practicable thereafter, we will publicly announce the purchase price, the proration factor, and upon the terms and subject to the conditions of the offer (including the proration provisions described herein), all shareholders who have properly tendered and not withdrawn shares at prices at or below the purchase price we select will receive the selected purchase price for all shares purchased. All shares not purchased pursuant to the offer, including shares tendered at prices in excess of the purchase price we select and shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholder (or to another person specified by a tendering shareholder) at our expense as promptly as practicable following the Expiration Date.

     All shares purchased in the offer will be purchased at the same purchase price, even if you have specified a lower price. We will not purchase any shares tendered at a price above the purchase price we select using the procedures described above.

     If the number of shares properly tendered by the Expiration Date at prices at or below the purchase price we select, and not withdrawn, is less than or equal to 700,000 (or such greater number of shares we may select to purchase pursuant to this offer), we will, upon the terms and subject to the conditions of this offer, purchase at the purchase price we select all shares that are so tendered.

     If the number of shares properly tendered by the Expiration Date at prices at or below the purchase price we select, and not withdrawn, is greater than 700,000 (or such greater number of shares we may select to purchase pursuant to this offer), shares tendered at or below the purchase price we select will be subject to certain proration and conditional tender provisions, except for Odd Lots as explained below. The proration period also expires on the Expiration Date. For a more detailed description of our purchase of and payment for tendered shares see Section 3.

     THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

     In accordance with Instruction 6 of the Letter of Transmittal, if you desire to tender shares, you must specify the price or prices, not greater than $16.50 nor less than $14.00 per share, at which you are willing to sell your shares. Prices may be specified in increments of $0.25. Alternatively, if you desire to tender your shares, you can choose not to specify a price and, instead, specify that you will sell your shares at the purchase price selected by us for shares properly tendered in our offer. This could result in you receiving a price per share as low as $14.00. By following the instructions to the Letter of Transmittal, you can specify one minimum price for a specified portion of your shares and a different minimum price for other specified shares. You can also specify the order in which your shares will be purchased in the event that, as a result of the proration provision or otherwise, some but not all of your shares are purchased pursuant to the offer, and you can condition your tender of shares on the purchase of all or a specified minimum number of your shares being purchased.

     Priority of Purchases. Upon the terms and subject to the conditions of the offer, if more than 700,000 shares have been properly tendered at prices at or below the purchase price we select and not withdrawn on or prior to the Expiration Date, we will purchase properly tendered shares in the following order of priority:

          (i) First, we will purchase all shares properly tendered and not properly withdrawn by any Odd Lot Holder (as defined herein) who:

             (a) tenders all shares owned beneficially or of record by the Odd Lot Holder at a price at or below the purchase price we select, including by electing to accept the purchase price we select (tenders of less than all shares owned by the Odd Lot Holder will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

          (ii) Second, after purchase of all of the shares properly tendered by Odd Lot Holders, we will purchase all shares (a) conditionally tendered in accordance with Section 6, for which the condition was satisfied, and (b) all other shares tendered properly and unconditionally, in each case at prices at or below the purchase price we select and not withdrawn on or prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below; and

          (iii) Third, if necessary to permit us to purchase 700,000 shares, we will purchase shares conditionally tendered at or below the purchase price we select and not properly withdrawn on or prior to the Expiration Date by shareholders who tendered all of their shares but for which the minimum condition was not satisfied, selected by random lot in accordance with
     Section 6.

     As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of shares, none of those shares will be purchased even though those shares were tendered at prices at or below the purchase price we select.

     Odd Lots. The term "Odd Lots" means all shares properly tendered on or prior to the Expiration Date at prices at or below the purchase price we select and not withdrawn by any person (an "Odd Lot Holder") who owns, beneficially or of record, an aggregate of fewer than 100 shares (not including any shares held in our 401(k) Savings Plan or Employee Stock Ownership Plan) and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Except to the extent that our purchase would result in the delisting of our shares on the Nasdaq National Market, all Odd Lots shares will be accepted for purchase before proration, if any, of other tendered shares. To qualify for this preference, a qualifying shareholder must tender all applicable shares in accordance with the procedures described in
Section 4. Any shareholder wishing to tender all of the shareholder's shares pursuant to this preference for Odd Lots should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See Instruction 8 on the Letter of Transmittal. By accepting the Offer to Purchase, a shareholder holding beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction affected on a securities exchange.

     We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any shareholder who tenders all shares owned, beneficially or of record, at or below the purchase price we select and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase by the number of shares purchased through the exercise of this right.

     Proration. If proration of tendered shares is required, we will determine the final proration factor as promptly as practicable after the Expiration Date. Subject to the conditional tender procedures described in Section 6, proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares properly tendered by the shareholders and not withdrawn on or prior to the Expiration Date at or below the purchase price we select to the total number of shares tendered by all shareholders, other than Odd Lot Holders, at or below the purchase price we select. This ratio will be applied to shareholders tendering shares to determine the number of shares that will be purchased from each tendering shareholder in our offer. Proration will also be subject to the procedures described above under "Priority of Purchases."

     Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn on or prior to the Expiration Date, including shares tendered by guaranteed delivery procedures, as well as the conditional tender procedures and the odd lot procedures, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until seven (7) to ten (10) business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

     As described in Section 14, the number of shares that we purchase from all shareholders may affect the United States federal income tax consequences to you and therefore may be relevant to your decision whether to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate (by certificate) the order of priority in which such shareholder wishes the shares he or she tenders to be purchased in the event of proration. In addition, you may choose to submit a tender of shares conditioned on the purchase of all or a specified number of your shares under the procedures discussed in Section 6 in order to structure your tender for federal income tax reasons.

     We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 16.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of November 1, 2002 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. RECENT DEVELOPMENTS; PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     Recent Developments. On October 15, 2002, we issued a press release disclosing our financial results for the quarter ended September 30, 2002. This press release is attached to this Offer to Purchase as Attachment I, and you are urged to read this press release in its entirety.

     On October 30, 2002, we issued a press release announcing that we sold $15,000,000 of floating rate trust preferred securities through a special purpose entity in a private placement. The securities have a variable dividend adjusted quarterly based on the London Interbank Offered Rate (LIBOR) plus 3.45%. We will use a portion of the net cash proceeds we received from that transaction (approximately $14,500,000) to fund the costs and expenses of the offer. See Section 9.

     Purpose of the Offer. Prior to the announcement of this offering, we considered a variety of alternatives for the use of our excess cash. After such deliberations, we determined that investing in our own stock would result in an improved capital structure. We believe that the offer is a prudent use of our financial resources and assets in light of the current market price of our common stock.

     We believe that the "Dutch Auction" tender offer set forth herein represents a mechanism to provide all shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of our capital if they so elect. By utilizing a "Dutch Auction" tender rather than the payment of a dividend, we are providing most shareholders with a method to obtain capital gains tax treatment if desired. This format of repurchase also provides a method for shareholders not participating to increase at no additional cost their relative percentage interest in us and our future operations. As a result, our board of directors believes that investing in our own shares in this matter is an attractive use of capital and an efficient means to provide value of our shareholders.

     In March 2001, our board of directors authorized the repurchase of up to 400,000 shares of our common stock. As of November 1, 2002, we had repurchased 344,000 shares (or approximately 86% of the authorization) at an aggregate cost of approximately $4,500,000 (an average price of $13.00 per share).

     Potential Benefits. We are making our offer because we believe:

          (i) our offer provides shareholders who are considering a sale of their shares with the opportunity to determine the price or prices (not greater than $16.50 nor less than $14.00 per share) at which they wish to sell their shares and, if those shares are purchased in our offer, to sell those shares for cash without the usual transaction costs associated with open market sales; and

          (ii) our offer provides participating shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares.

     Potential Risks and Disadvantages. Our offer also presents some potential risks and disadvantages to us and our continuing shareholders, including:

          (i) we will spend up to $11,550,000 in cash to pay for the tendered shares, assuming that we purchase 700,000 shares in the tender offer at the maximum of $16.50 per share;

          (ii) our shareholders' equity will decrease from $114.6 million to approximately $103.1 million, assuming that we purchase 700,000 shares in the tender offer at $16.50 per share and incur expenses of $100,000. Our continuing shareholders will also bear a higher proportionate risk in the event of future losses; and

          (iii) our offer will reduce our "public float," which is the number of shares owned by outside shareholders and available for trading in the securities markets. This may result in lower stock prices or reduced liquidity in the trading market for shares in the future and may make it more difficult to buy or sell significant amounts of our shares without materially affecting the market price. See Section 12. Based upon published guidelines of the Nasdaq National Market System, we believe that we will meet the minimum continued listing standards immediately after our purchase of shares pursuant to our offer.

     After the offer is completed, we expect that our cash flow and access to other sources of capital will be adequate to fund operations for the foreseeable future. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our capital in this manner will not adversely affect our ability to operate profitably or absorb possible losses in future periods or to continue our stock repurchase program. Future events may adversely and materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

     Depending on the results and prospects of our business, prevailing economic and market conditions and the market price of our shares, we currently intend to continue our repurchase program subsequent to the termination of the offer. In addition, we may in the future purchase additional shares of our common stock in the open market, private transactions, tender offers or otherwise. Any of these purchases may be on the same terms as, or on terms more or less favorable to shareholders, than the terms of this offer. However, Rule 13e-4 under the Securities Exchange Act of 1934 ("Exchange Act") generally prohibits us and our affiliates from purchasing any shares, other than through this offer, until at least ten (10) business days after the expiration or termination of this offer.

     Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent or the Dealer Manager, is making any recommendation as to whether you should tender or not tender your shares or at what price or prices you should choose to tender your shares. Shareholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them.

     Our directors, officers and employees who own shares may participate in the offer on the same basis as our other shareholders. However, no executive officer or director has indicated an intention to tender shares in the offer. We have also been advised that the trustee of our Employee Stock Ownership Plan does not intend to tender any shares pursuant to the offer.

     Certain Effects of the Offer. Upon the completion of the offer, non-tendering shareholders will own a greater percentage interest in us. This will include our executive officers and directors and the trustee for our Employee Stock Ownership Plan who do not intend to tender any of their shares. Assuming that 700,000 shares are purchased in response to the offer and no shares are tendered by our directors and executive officers, the relative percentage beneficial ownership held by our directors and executive officers in the aggregate will increase from approximately 23.08% to approximately 26.18%.

     As of September 30, 2002, the book value per share of our common stock was $14.96. Assuming that the 700,000 shares sought to be purchased by us had been acquired on such date at the maximum price of $16.50 per share, the adjusted book value per share as of that date would have been $14.81.

     Non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future. Shareholders may be able to sell non-tendered shares in the future on the Nasdaq National Market or otherwise. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price we pay in this offer.

     Shares we acquire pursuant to our offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further shareholder action except as required by applicable law or the rules of Nasdaq National Market System or any securities exchange on which the shares are then listed, for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans for issuance of the shares purchased in our offer.

     We currently have no plans, proposals or negotiations underway that relate to or would result in:

     - Any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     - Any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole;

     - Any material change in our present policy of paying cash dividends, our capitalization, corporate structure or business;

     - Any material change in our present board of directors or management or any plans or proposals to change the number or the terms of directors (although we may fill vacancies arising on the board) or to change any material term of the employment contract of any executive officer;

     - Any material change in our corporate structure or business;

     - Any class of our equity securities ceasing to be authorized to be quoted on the Nasdaq National Market;

     - Any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

     - The suspension of our obligation to file reports under Section 13 of the Exchange Act;

     - The acquisition by any person of additional securities of ours or the disposition of our securities; or

     - Any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

     Notwithstanding the foregoing, we consider from time to time and may in the future consider opportunities to take such actions.

3. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of the offer as so extended or amended), we will purchase, as promptly as practicable after the Expiration Date, by accepting for payment, and will pay for, up to 700,000 shares validly tendered at prices at or below the purchase price we select and not properly withdrawn before the Expiration Date. We reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, shares in order to comply, in whole or in part, with any applicable law. See Sections 7 and 13. The reservation by this right to delay the acceptance or purchase of, or payment for, the shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return the shares deposited by, or on behalf of, shareholders, promptly after the termination or withdrawal of the offer.

     For purposes of the offer, we will be deemed to have accepted for payment (and thereby purchased) shares validly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance for payment of such shares. Upon the terms and subject to the conditions of the offer, payment for shares accepted pursuant to the offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting payments to such tendering shareholders whose shares have been accepted for payment.

     UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT OR EXTENSION OF THE EXPIRATION DATE.

     IF, PRIOR TO THE EXPIRATION DATE, WE INCREASE THE CONSIDERATION TO BE PAID PER SHARE PURSUANT TO THIS OFFER, WE WILL PAY SUCH INCREASED CONSIDERATION FOR ALL SUCH SHARES PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

     Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section
1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer to Purchase. See Section 7.

     In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven (7) to ten (10) business days after the Expiration Date. Certificates for shares for all shares tendered and not purchased, including all shares tendered at prices in excess of the applicable purchase price we select and shares not purchased due to proration or conditional tender, will be returned (or, in the case of shares tendered by book-entry transfer, the shares will be credited to the account maintained with the Book-Entry Transfer Facility, as described in Section 4, by the participant who so delivered the shares) to the tendering shareholder at our expense as promptly as practicable after the Expiration Date without expense to the tendering shareholders.

     We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased in our offer. If, however, payment of the purchase price we select is to be made to, or, in the circumstances permitted by our offer, if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to that person will be deducted from the purchase price unless evidence satisfactory to us of the payment of taxes or exemption from payment of taxes is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP WITHHOLDING ON THE GROSS PROCEEDS PAID TO THAT SHAREHOLDER OR OTHER PAYEE PURSUANT TO OUR OFFER. SEE SECTION 4. ALSO, SEE SECTION 14 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

4. PROCEDURES FOR TENDERING SHARES.

     Valid Tender of Shares. For shares to be validly tendered pursuant to the offer, you must, on or prior to the Expiration Date, either:

          (i) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase:

             (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transaction;

             (b) the certificates representing shares to be tendered or timely confirmation of a book-entry transfer of shares into the Depositary's account at the Book-Entry Transfer Facility; and

             (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions of this Offer to Purchase;

          (ii) cause your broker, dealer, commercial bank or trust company to tender applicable shares pursuant to the procedures for book-entry transfer described below; or

          (iii) comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF CERTIFICATES REPRESENTING SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT YOUR OPTION AND RISK AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     In accordance with Instruction 6 of the Letter of Transmittal, if you want to tender your shares pursuant to the offer, you must properly indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" the price at which you are tendering your shares, either by specifying a particular price (in increments of $0.25) or by indicating that you are tendering at the purchase price we select in accordance with the terms of the offer.

     If you wish to maximize the chance that your shares will be purchased at the purchase price we select, you should check the box in the section of the Letter of Transmittal next to "Shares Tendered at Price Determined By Dutch Auction." This means that you will accept the purchase price we select in accordance with the terms of our offer. Note that this election could result in your shares being purchased at the minimum price of $14.00 per share.

     If you wish to indicate a specific price (in increments of $0.25) at which your shares are being tendered, you must check a box in the section of the Letter of Transmittal next to "Shares Tendered at a Price Selected By Shareholder." You should be aware that this election could mean that none of your shares will be purchased if you choose a price that is higher than the purchase price we eventually select after the Expiration Date.

     If you want to tender portions of your shares at different prices, you must complete a separate Letter of Transmittal for each portion of your shares that you want to tender at a different price. However, the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 5) at more than one price. To tender shares properly, one and only one price box must be checked in the "Price (In Dollars) Per Share At Which Shares Are Being Tendered" section on each Letter of Transmittal.

     Odd Lot Holders who tender all their shares must also complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

     If you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

          (i) the Letter of Transmittal is signed by the registered holder of the shares tendered and the holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal. For this purpose, the "registered holder" includes any participant in the Book-Entry Transfer Facility; or

          (ii) shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agents in the United States (each an "Eligible Institution").

     If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, and the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 on the Letter of Transmittal. Also, see Section 3 of this Offer to Purchase for information about applicable stock transfer taxes.

     In all cases, payment for shares tendered and accepted for payment in the offer will be made only after timely receipt by the Depositary of certificates for shares (or a timely share confirmation of a book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), or an Agent's Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

     Book-Entry Transfer. The Depositary will establish an account with respect to the shares at the Book-Entry Transfer Facility for purposes of the offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an Agent's Message in the case of a book-entry transfer, together with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY AND WILL NOT CONSTITUTE A VALID TENDER.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of shares into the

Depositary's account at the Book-Entry Transfer Facility, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

     Guaranteed Delivery. If you desire to tender shares pursuant to the offer and your share certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, your shares still may be tendered, if all the following guaranteed delivery procedures are complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) the Depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, specifying the price at which shares are being tendered, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

          (iii) all of the following are received by the Depositary within three
     (3) Nasdaq National Market System trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery:

             (a) either (1) the share certificates, or (2) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe above;

             (b) either (1) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees; or (2) an Agent's Message of the type we describe above in the case of a book-entry transfer; and

             (c) any other documents required by the Letter of Transmittal.

     A "trading day" is any day on which the Nasdaq National Market is open for business.

     Procedures for Participants in our 401(k) Savings Plan. Participants in our 401(k) Savings Plan may instruct American Express Tax and Business Services ("American Express TBS") to authorize and direct Security Trust Company, as the directed trustee of the plan's assets, to tender some or all of the shares allocated to a participant's account by following the instructions in the "Letter to Participants in State Financial Services Corporation's 401(k) Savings Plan" furnished separately and returning it to American Express TBS in accordance with those instructions. All documents furnished to shareholders generally in connection with the offer will be made available to a participant whose plan accounts are credited with shares. Participants in the plan cannot use the Letter of Transmittal to direct the tender of shares, but must use the separate instruction letter sent to them.

     Our 401(k) Savings Plan is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if a participant in the plan elects to tender shares at a price that is lower than the closing price of our common stock on the Nasdaq National Market, the tender price elected by the participant will be deemed to have been increased to the closest tender price that is not less than the closing price of our common stock on the Nasdaq National Market on the Expiration Date. This could result in such shares not being purchased in the offer.

     Delivery of a Letter of Transmittal by a plan participant does not constitute proper tender of his or her shares in the 401(k) Savings Plan. Proper tender can only be made by the directed trustee, which is the record owner of the shares held in the plan. We have been advised that if American Express TBS has not received a participant's instructions at least three (3) business days prior to the Expiration Date, it will not instruct the directed trustee to tender any shares held on behalf of the participant in the plan.

     The proceeds received by the 401(k) Savings Plan from any tender of shares from a participant's plan account will be reinvested in the American Cash Management Fund. Once the tender proceeds have been credited to the participant's plan accounts, the participant may reallocate his or her investments among the various investment funds under the plan in the usual manner.

     Tender Constitutes an Agreement; Your Representation and Warranty. A tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

          (i) you have a "net long position" in the shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act; and

          (ii) the tender of your shares complies with Rule 14e-4.

     It is a violation of Rule 14e-4 for a person, acting alone or in concert with others, directly or indirectly, to tender shares for that person's own account unless, at time of the tender and at the end of the proration period or period during which shares are accepted by law (including any extensions thereof), the person so tendering:

          (i) either:

             (a) will deliver or cause to be delivered the shares within the period specified in our offer; or

             (b) in the case of securities immediately convertible into, or exchangeable or exercisable for our shares, acquire shares by conversion, exchange or exercise of such securities, and, to the extent required by the terms of our offer, delivers or causes to be delivered our shares within the period specified by our offer;

          (ii) has a "net long position" equal to or greater than the amount tendered in our shares or in securities immediately convertible into, or exchangeable or exercisable for, our shares; and

          (iii) will cause such shares to be delivered in accordance with the terms of the offer.

     Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the offer.

     Determination of Validity. All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and validity, form, eligibility (including the time of receipt) and acceptance for payment of any tendered shares pursuant to any of the procedures described above will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares determined by us not to be in proper form or if the acceptance for payment of, or payment for, such shares may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we nor any of our affiliates, nor the Depositary, the Information Agent or any other person or entity, is under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Our interpretation of the terms and conditions of the offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Appointment as Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message) as set forth above, you irrevocably appoint our designees as your attorney-in-fact and proxy, with full power of substitution, to vote in such manner as such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of your rights with respect to the shares tendered by you and accepted for payment by us (and any and all dividends, distributions, rights or other securities issued in respect of such shares on or after December 6, 2002). All such proxies shall be considered coupled with an interest in the tendered shares and shall be irrevocable. This appointment will be effective if, when, and only to the extent that, we accept such shares for payment pursuant to the offer. Upon such acceptance for payment, all prior proxies given by you with respect to such shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). Our designees will, with respect to the shares and other securities for which the appointment is effective, be empowered to exercise all of your voting and other rights as we in our sole discretion may deem proper at any annual, special, adjourned or postponed meeting of our shareholders, by written consent in lieu of any such meeting or otherwise. We also reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon our acceptance for payment of such shares, we must be able to exercise all rights (including, without limitation, all voting rights) with respect to such shares and receive all dividends and distributions.

     Backup Withholding. For a discussion of backup withholding considerations, please see Section 14.

     Lost or Destroyed Certificates. Shareholders whose certificates for part of all of their shares have been lost, stolen, misplaced or destroyed may either complete the box provided in the section titled "Description of Shares Tendered" and indicating the number of shares represented by the certificates so lost, destroyed or stolen or contact American Stock Transfer & Trust Company, our transfer agent, at (800) 937-5449 or (212) 936-5100 for instructions as to the documents that will be required to be submitted together with the Letter of Transmittal to receive stock certificates representing the shares. Shareholders are requested to contact the transfer agent immediately to permit timely processing of this documentation.

     Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us. Any documents delivered to us will not be forwarded to the Depositary and will not be deemed to be properly tendered.

5. WITHDRAWAL RIGHTS.

     Shares tendered in the offer may be withdrawn at any time before the Expiration Date, and unless already accepted for payment by us in the offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on December 31, 2002. In the event of any modification of the terms of the offer, additional withdrawal rights will be available and announced. Except as otherwise provided in this Section 5, tenders of shares pursuant to the offer are irrevocable.

     If we extend the period of time during which the Offer to Purchase is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to our rights under the Offer to Purchase, the Depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 5, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer. Any such delay will be an extension of the offer to the extent required by law.

     Withdrawal of Shares Held in Physical Form. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, on December 31, 2002, unless accepted for payment by us prior to that time as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a shareholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase on or prior to the Expiration Date, which notice must contain: (i) the name of the person who tendered the shares; (ii) a description of the shares to be withdrawn; (iii) the certificate numbers shown on the particular certificates evidencing such shares;
(iv) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee if such original signature was guaranteed); and (v) if such shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, on December 31, 2002, unless accepted for payment by us prior to that time as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a shareholder of shares held with the Book-Entry Transfer Facility must, on or prior to the Expiration Date:
(i) call his or her broker and instruct such broker to withdraw the tender of shares by debiting the Depositary's account at the Book-Entry Transfer Facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (i) the name of the person who tendered the shares; (ii) a description of the shares to be withdrawn; (iii) the certificate numbers shown on the particular certificates evidencing such shares; (iv) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee if such original signature was guaranteed); and (v) if such shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Withdrawals of tendered shares may not be rescinded without our consent and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that any shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following the procedures for tendering described in Section 4.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination will be final and binding. Neither we, nor any of our affiliates, the Depositary, the Information Agent or any other person is under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6. CONDITIONAL TENDER OF SHARES.

     Under certain circumstances and subject to the exceptions for Odd Lot Holders, we may prorate the number of shares purchased in our offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder's decision whether to tender. The conditional tender alternative is made available so that you may seek to structure our purchase of shares in our offer so that the transaction will be treated as a sale of the shares by you, rather than the payment of a dividend, for U.S. federal income tax purposes. Accordingly, you may tender shares subject to the condition that a specified minimum number of your shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. We urge you to consult with your own tax advisor.

     If you wish to make a conditional tender, you must indicate this in the box captioned "Conditional Tender" in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After our offer expires, if more than 700,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, and not properly withdrawn. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

     After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 700,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 700,000 shares. In selecting these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

     All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery regarded as withdrawn as a result of proration and not eventually purchased will be returned as soon as practicable after the Expiration Date without any expense to the shareholder.

7. CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after November 1, 2002 and prior to the time of acceptance for payment for any shares, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:

          (i) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which directly or indirectly:

             (a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of our offer, the acquisition of shares under our offer, or is otherwise related in any manner to, or otherwise affects, our offer; or

             (b) could, in our reasonable judgment, materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business and our subsidiaries, taken as a whole, or materially impair our offer's contemplated benefits to us;

          (ii) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (1) above;

          (iii) there shall have occurred:

             (a) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, in any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

             (b) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

             (c) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

             (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

             (e) any significant decrease in the market price of our shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our shares;

             (f) in the case of any of the foregoing existing at the time of the announcement of our offer, a material acceleration or worsening thereof;

          (iv) any decline in the Nasdaq National Market Composite Index, the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by a material amount (including, without limitation, an amount in excess of 10%) measured from the close of business on November 1, 2002;

          (v) there shall have occurred any event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in our ownership or prospects and our subsidiaries; and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment;

          (vi) a tender or exchange offer with respect to some or all of our outstanding shares, other than our offer, or a merger or acquisition proposal for us or by us, is proposed, announced or made by another person or is publicly disclosed, or we learn that any person or "group," within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC with respect to our common stock on or before November 1, 2002), or any new group is formed that beneficially owns more than 5% of our outstanding shares;

          (vii) any entity, group or person who has filed a Schedule 13D or
     Schedule 13G with the SEC on or before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding shares;

          (viii) any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or makes a public announcement reflecting an intent to acquire us or any of our shares or any of their respective assets or securities other than in connection with a transaction authorized by our board of directors; or

          (ix) we determine that the completion of our offer and the purchase of the shares may cause our common stock to be delisted from the Nasdaq National Market or to be subject to deregistration under the Exchange Act.

     These conditions are for our sole benefit and may be asserted by us, and may be waived by us, in whole or in part, at any time and from time to time in our discretion before the Expiration Date, except for those conditions dependent upon compliance with applicable law. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the Expiration Date. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

     Acceptance of shares validly tendered in the Offer to Purchase is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of shares validly tendered, we will continue to have at least 400 shareholders and the shares would remain listed for quotation on the Nasdaq National Market. This condition may not be waived.

     The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

8. PRICE RANGE OF SHARES; DIVIDENDS.

     Shares of our common stock are listed for trading on the Nasdaq National Market under the ticker symbol "SFSW." The following table sets forth, for the quarters indicated, the high and low sales prices per share as reported on the Nasdaq National Market:

                                                              HIGH      LOW
                                                             ------    ------
2000:
  First Quarter............................................  $12.59    $ 9.19
  Second Quarter...........................................   10.40      8.53
  Third Quarter............................................   10.58      8.99
  Fourth Quarter...........................................    9.48      7.70
2001:
  First Quarter............................................  $11.76    $ 8.10
  Second Quarter...........................................   12.48     10.91
  Third Quarter............................................   13.34     10.55
  Fourth Quarter...........................................   12.12     11.04
2002:
  First Quarter............................................  $13.77    $10.65
  Second Quarter...........................................   15.44     13.08
  Third Quarter............................................   15.62     13.04
  Fourth Quarter (through October 29, 2002)................   14.87     13.78

     On October 29, 2002, the last full trading day prior to the public announcement of the offer, the last reported closing sales price of our common stock on the Nasdaq National Market was $14.575 per share. We urge shareholders to obtain current market quotations for our common stock.

     We paid cash dividends of $0.12 per share on our common stock in each of the first three quarters of 2002 and dividends of $0.48 per share in each of 2001 and 2000.

9. SOURCE AND AMOUNT OF FUNDS.

     Assuming we purchase 700,000 shares in the offer at the maximum specified purchase price of $16.50, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, will be approximately $11,650,000. We will use available cash and cash equivalents to fund these costs and expenses of the offer.

     On October 29, 2002, we completed a transaction in which we issued and sold through a special purpose affiliate (the "Trust") floating rate trust preferred securities in an aggregate liquidation amount of $15,000,000 (the "Capital Securities"). The Capital Securities have a variable dividend adjusted quarterly based on the London Interbank Offered Rate (LIBOR) plus 3.45%. We have guaranteed the Capital Securities with respect to distributions and payments upon liquidation, redemption and otherwise to the extent provided in a Guarantee Agreement between us, as guarantor, and Wilmington Trust Company, as guarantee trustee. The proceeds received from the sale of the Capital Securities were combined with the proceeds from the sale by the Trust to us of the Trust's common securities (the "Common Securities"), and were used by the Trust to purchase $15,464,000 aggregate principal amount of floating rate Junior Subordinated Debt Securities due 2032 (the "Subordinated Debt Securities") issued by us to the Trust. The terms of the Subordinated Debentures are set forth in an Indenture between us and Wilmington Trust Company, as trustee. The Capital Securities and the Common Securities were issued pursuant to an Amended and Restated Declaration of Trust among us, as sponsor, the administrators named therein, Wilmington Trust Company and the holders, from time to time, of undivided beneficial interests in the assets of the Trust. The Subordinated Debt Securities were issued pursuant to an Indenture, between us and Wilmington Trust Company. We will use a portion of the net cash proceeds we received from that transaction (approximately $14,500,000) to fund the costs and expenses of the offer.

10. CERTAIN INFORMATION CONCERNING US.

     General. We are a Wisconsin corporation. Our principal executive offices are located at 10708 West Janesville Road, Hales Corners, Wisconsin 53130. Our telephone number at those offices is (414) 425-1600. We are the holding company for State Financial Bank, N.A. (the "Bank"). We operate the Bank through 26 locations in southeastern Wisconsin and northeastern Illinois. Through our banking network, we provide commercial and retail banking products, long-term fixed-rate secondary market mortgage origination and brokerage activities.

     Summary Historical and Pro Forma Financial Information. The following summary historical consolidated financial data as of and for the nine-month period ended September 30, 2002 is unaudited and was derived from our accounting records. In the opinion of our management, the summary historical consolidated financial data as of and for the nine-month period ended September 30, 2002 includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth therein. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002.

     The following summary unaudited pro forma consolidated financial data sets forth the summary historical consolidated financial data as adjusted to give effect to the purchase of 700,000 shares in the offer at a purchase price of $14.00 and at a purchase price of $16.50, the minimum and maximum possible purchase prices in the offer. Expenses related to the offer have been estimated to be approximately $100,000. The summary unaudited pro forma consolidated income statement data gives effect to the purchase of shares pursuant to the offer as if it had occurred on January 1, 2002. The summary unaudited pro forma consolidated balance sheet data gives effect to the purchase of shares pursuant to the offer as if it occurred as of September 30, 2002. The summary unaudited pro forma consolidated financial data does not purport to be indicative of the results that would have been obtained had the purchase of shares in the offer been completed at the dates indicated or the results that may be obtained in the future. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data and accompanying notes.

                                                                               PRO FORMA ADJUSTED
                                                         HISTORICAL            SEPTEMBER 30, 2002
                                                     SEPTEMBER 30, 2002      -----------------------
                                                  ------------------------     $14.00       $16.50
                                                    ACTUAL     AS ADJUSTED   PER SHARE    PER SHARE
(Dollars In Thousands, Except Per Share Data)     ----------   -----------   ----------   ----------
BALANCE SHEET DATA:
Assets..........................................  $1,269,444   $1,284,444    $1,274,644   $1,272,894
Investment Securities...........................     447,442      447,442       447,442      447,442
Loans...........................................     677,925      677,925       677,925      677,925
Allowance for Loan Loses........................       8,556        8,556         8,556        8,556
Goodwill & Intangibles..........................      28,461       28,461        28,461       28,461
Deposits........................................     991,219      991,219       991,219      991,219
Borrowed Funds..................................     153,922      168,922       168,922      168,922
Stockholders' Equity............................     114,620      114,620       104,820      103,070
Per Share:
Total Shares Outstanding........................   7,661,119    7,661,119     6,961,119    6,961,119
Book Value......................................  $    14.96   $    14.96    $    15.06   $    14.81
Tangible Book Value.............................  $    11.25   $    11.25    $    10.97   $    10.72

                                                                             PRO FORMA ADJUSTED
                                                     HISTORICAL               NINE MONTHS ENDED
                                                  NINE MONTHS ENDED          SEPTEMBER 30, 2002
                                                 SEPTEMBER 30, 2002       -------------------------
                                              -------------------------     $14.00        $16.50
                                                ACTUAL      AS ADJUSTED    PER SHARE     PER SHARE
                                              -----------   -----------   -----------   -----------
INCOME STATEMENT DATA:
Interest Income.............................  $51,401,995   $52,193,151   $51,660,276   $51,565,120
Interest Expense............................   17,456,175    18,046,800    18,046,800    18,046,800
                                              -----------   -----------   -----------   -----------
  Net interest income.......................   33,945,820    34,146,351    33,613,476    33,518,320
Provision for Loan Losses...................    1,950,000     1,950,000     1,950,000     1,950,000
                                              -----------   -----------   -----------   -----------
  Net interest income after provision for
     loan losses............................   31,995,820    32,196,351    31,663,476    31,568,320
Non-Interest Income.........................    8,145,780     8,145,780     8,145,780     8,145,780
Security Gains/(Loses)......................      465,035       465,035       465,035       465,035
Non-Interest Expense........................   28,613,976    28,613,976    28,613,976    28,613,976
                                              -----------   -----------   -----------   -----------
Net Before Tax..............................   11,992,659    12,193,190    11,660,315    11,565,159
Income taxes................................    3,699,904     3,761,770     3,498,095     3,469,548
                                              -----------   -----------   -----------   -----------
  Net income................................  $ 8,292,755   $ 8,431,430   $ 8,162,221   $ 8,095,611
                                              ===========   ===========   ===========   ===========
Per Share:
Net Income (basic)..........................        $1.12         $1.14         $1.22         $1.21
Net Income (diluted)........................        $1.11         $1.13         $1.21         $1.20
Cash Net Income (basic).....................        $1.12         $1.14         $1.22         $1.20
Cash Net Income (diluted)...................        $1.11         $1.13         $1.21         $1.20
Avg. Shares Outstanding (basic).............    7,396,604     7,396,604     6,696,604     6,696,604
Avg. Shares Outstanding (diluted)...........    7,458,354     7,458,354     6,758,354     6,758,354
Dividends Declared..........................        $0.36         $0.36         $0.36         $0.36
Selected Financial Ratios:
Net Interest Margin.........................         4.27%         4.24%         4.21%         4.20%
Return on Average Assets....................         0.92%         0.93%         0.90%         0.90%
Return on Average Equity....................         9.95%        10.12%        10.74%        10.84%
Return on Average Tangible Equity...........        13.36%        13.58%        14.91%        15.15%
Tier 1 Leverage Ratio.......................         6.76%         7.93%         7.17%         7.03%
Tangible Equity to Assets...................         6.40%         6.32%         5.58%         5.45%
Primary Capital Ratio.......................         9.11%         9.00%         8.31%         8.18%
Loans/Deposits..............................        68.39%        68.39%        68.39%        68.39%
Allowance for Loan Loss/Total Loans.........         1.25%         1.25%         1.25%         1.25%
Nonperforming Loans/Total Loans.............         2.00%         2.00%         2.00%         2.00%

     Notes to Summary Historical and Pro Forma Information. The following assumptions were made in presenting the summary historical and pro forma financial information:

(1) The as adjusted historical balance sheet information assumes that the trust preferred securities transaction discussed in Sections 2 and 9 above closed on September 30, 2002 resulting in (i) a $15,000,000 increase in assets (cash or investment securities) due to the receipt of net cash proceeds from the transaction and (ii) a $15,000,000 increase in borrowed funds due to the issuance of subordinated debentures due 2032 on that date.

(2) The pro forma adjusted balance sheet information assumes 700,000 shares of common stock were purchased on September 30, 2002 at $14.00 per share and $16.50 per share, as applicable, with the purchase being funded with a portion of the net cash proceeds received from the trust preferred securities transaction.

(3) The as adjusted historical income statement information assumes that the trust preferred securities transaction closed on January 1, 2002 resulting in (i) a $792,000 increase in interest income due to the $15,000,000 in net cash proceeds from the transaction being invested in investment securities yielding 7.25% during the nine-month period ended September 30, 2002 and
    (ii) a $591,000 increase in interest expense due to the interest payments on the $15,000,000 subordinated debentures issued in the transaction at a rate of 5.25% during the same period.

(4) The pro forma adjusted income statement information assumes 700,000 shares of common stock were purchased on January 1, 2002 at $14.00 per share and $16.50 per share, as applicable, with the purchase being funded with a portion of the net cash proceeds received from the trust preferred securities transaction.

     Where You Can Find More Information. We are subject to the information filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements we distribute to our shareholders and file with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the offer. These reports, statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, NW, Washington, D.C. 20549. The SEC also maintains a web site on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to registrants that file electronically via the SEC's EDGAR System, including the Schedule TO and documents incorporated by reference. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     Incorporation by Reference. The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us. We incorporate by reference the following documents:

     - Our Annual Report on Form 10-K for the year ended December 31, 2001;

     - Our Definitive Proxy Statement on Schedule 14A filed on March 22, 2002;
       and

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, and June 30, 2002.

     You can obtain any of the documents incorporated by reference in this document from us or from the SEC's internet web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 10708 West Janesville Road, Hales Corners, Wisconsin 53130; telephone: (414) 425-1600; attention: Michael A. Reindl, Secretary. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one (1) business day after we receive your request.

11. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

     As of September 30, 2002, we had 7,661,119 issued and outstanding shares and 624,747 shares reserved for issuance upon exercise of all outstanding stock options. The 700,000 shares that we are offering to purchase in this offer represent approximately 9.1% of the shares outstanding on September 30, 2002.

     As of September 30, 2002, our directors and executive officers as a group (16 persons) beneficially owned 1,822,623 shares (including 236,818 shares issuable upon exercise of options which are or will become exercisable within 60 days of September 30, 2002), or 23.08% of the total outstanding shares of our common stock on that date. None of directors or executive officers have advised us that they intend to tender shares in the offer. The following table sets forth, as to each director or executive officer
(i) the number of shares and percentage beneficially owned as of September 30, 2002 (including shares under exercisable options or held in such person's 401(k) and Employee Stock Ownership Plan accounts); (ii) the number of shares currently proposed to be tendered in this offer; and (iii) assuming the purchase of 700,000 shares in this offer, the number of shares being retained and the percentage which such shares would represent of the resulting outstanding shares. The table is based on information available to us as of September 30, 2002, and is believed to be current except as noted in the accompanying footnotes. Unless otherwise indicated, the address of directors and executive officers of the Company is 10708 West Janesville Road, Hales Corners, Wisconsin 53130. Except as indicated in the footnotes, all persons listed below have sole voting and investment power over the shares identified as beneficially owned.

                                                  SHARES BENEFICIALLY
                                                      OWNED(1)(2)        SHARES      SHARES RETAINED
                                                  -------------------    TO BE     -------------------
                      NAME                         NUMBER     PERCENT   TENDERED    NUMBER     PERCENT
                      ----                        ---------   -------   --------   ---------   -------
Jerome J. Holz(3)...............................    840,957    10.98%     -0-        840,957    12.08%
  Chairman of the Board
Michael J. Falbo(4).............................    179,446     2.32%     -0-        179,446     2.58%
  President, Chief Executive Officer and
  Director
Thomas S. Rakow(5)..............................    107,267     1.39%     -0-        107,267     1.54%
  Director
Richard A. Horn(6)(15)..........................     77,637     1.01%     -0-         77,637     1.12%
  Director
Barbara E. Weis(7)(15)..........................     69,239        *      -0-         69,239        *
  Director
David M. Stamm(8)(15)...........................     23,914        *      -0-         23,914        *
  Director
Robert J. Cera..................................     25,080        *      -0-         25,080        *
  Executive Vice President and Director
Ulice Payne, Jr.(9)(15).........................        280        *      -0-            280        *
  Director
Michael A. Reindl(10)...........................     43,081        *      -0-         43,081        *
  Senior Vice President and Secretary
John B. Beckwith(11)............................     32,634        *      -0-         32,634        *
  Senior Vice President
Daniel L. Westrope(12)..........................     36,091        *      -0-         36,091        *
  Senior Vice President
Thomas M. Lilly(13).............................     24,551        *      -0-         24,551        *
  Senior Vice President
Timothy L. King(14).............................     25,954        *      -0-         25,954        *
  Senior Vice President and Chief Financial
  Officer
All Directors and Executive Officers as a group
  (16 persons) including the above-named
  individuals(15)...............................  1,822,623    23.08%     -0-      1,822,623    26.18%

-------------------------
  *  An asterisk denotes less than 1% ownership.

 (1) Includes shares owned directly by each individual and the group, as well as shares owned indirectly (for example as trustee of a trust) and it also includes, for those individuals who were Participants in the Company's Employee Stock Ownership Plan ("ESOP") and the Company's 401(k) Plan, that number of shares of Common Stock allocated to such individual's ESOP and 401(k) Plan accounts as of September 30, 2002, over which such individual has voting rights under the provisions of the ESOP and the 401(k) Plan.

 (2) Includes for each individual owning options and for the group the following shares subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2002: Michael J.

     Falbo, 77,290 shares; Thomas S. Rakow, 32,032 shares; Richard A. Horn, 1,037 shares; Barbara E. Weis, 3,369 shares; Robert J. Cera, 23,080 shares; Michael A. Reindl, 12,570 shares; John B. Beckwith, 11,870 shares; Daniel
     L. Westrope, 32,140 shares; Thomas M. Lilly, 13,790 shares; Timothy L. King, 19,300 shares.

 (3) Mr. Holz claims beneficial ownership of 794,637 shares registered to the Holz Family LLC, of which Mr. Holz is the majority shareholder. Ownership of 34,374 shares are held by a trust established by Mr. Holz under which Mr. Holz's grandchildren are the beneficiaries. This total also includes 11,946 shares allocated to Mr. Holz under the ESOP. Mr. Holz's business address is 5961 S. 108th Place, Hales Corners, Wisconsin 53130.

 (4) Mr. Falbo owns 65,099 shares in his own name, his spouse owns 518 shares in her own name, and his two children own a total of 412 shares in their own names. The total also includes 15,831 shares allocated to Mr. Falbo under the ESOP and 20,296 shares allocated to Mr. Falbo under the 401(k) Plan.

 (5) Mr. Rakow owns 12,812 shares in his own name, and his spouse owns 13,142 shares in her own name. Ownership of 15,043 shares is held by a trust established by Mr. Rakow as trustee for the Susan R. Rakow Grandchild Trust. Rakow Enterprises, Inc., a corporation controlled by Mr. Rakow, owns 11,425 shares and 16,726 shares are held for the benefit of Mr. Rakow by the 401(k) Plan established by this corporation. This total also includes 6,087 shares owned by the IHC Group Foundation. Mr. Rakow is a trustee of this Foundation and may be deemed to have beneficial ownership of these shares since he may exercise "voting" and "investment power" over these shares in his capacity as a trustee. Mr. Rakow disclaims beneficial ownership of these 6,087 shares. The shares subject to options reported for Mr. Rakow represent the amount of options awarded to Mr. Rakow under the former Home Bancorp of Elgin's Stock Option Plan adjusted for the 0.914 exchange ratio used in the merger between the Company and Home Bancorp. Mr. Rakow's business address is 1797 LaFox, South Elgin, Illinois 60177.

 (6) Mr. Horn's business address is W180S7725 Pioneer Drive, Muskego, Wisconsin 53150.

 (7) Mrs. Weis owns 64,031 shares in her own name, her spouse owns 62 shares in his own name, and Mrs. Weis owns 1,777 shares in her name for the benefit of her two children. Mrs. Weis' business address is 5645 S. 108th Street, Hales Corners, Wisconsin 53130.

 (8) Mr. Stamm's business address is N7 W22081 Johnson Drive, Waukesha, Wisconsin 53188.

 (9) Mr. Payne's business address is Miller Park, One Miller Way, Milwaukee, Wisconsin 53214.

(10) Mr. Reindl owns 7,774 shares in his own name, his spouse owns 2,604 shares in her own name, and his two children own 215 shares in their own names. The total also includes 6,403 shares allocated to Mr. Reindl under the ESOP and 13,516 shares allocated to Mr. Reindl under the 401(k) Plan.

(11) Mr. Beckwith owns 12,985 shares in his own name, and his spouse owns 51 in her own name. The total also includes 7,729 shares allocated to Mr. Beckwith under the ESOP.

(12) Mr. Westrope owns 1,343 shares in his own name. The total also includes 1,108 shares allocated to Mr. Westrope under the ESOP and 1,500 shares of restricted stock held by the Secretary of the Company on behalf of Mr. Westrope as a participant in the Company's 1998 Stock Plan.

(13) Mr. Lilly owns 2,177 shares in his own name. The total also includes 5,204 shares allocated to Mr. Lilly under the ESOP and 3,292 shares allocated to Mr. Lilly under the 401(k) Plan.

(14) Mr. King owns 5,315 shares in his own name. The total also includes 1,239 shares allocated to Mr. King under the 401(k) Plan.

(15) Messrs. Horn, Payne and Stamm, and Mrs. Weis are members of the Administrative Board of the ESOP ("ESOP Board"). As of September 30, 2002, 534,111 shares were held for the ESOP by the independent ESOP trustee. At September 30, 2002, 211,511 shares had been allocated to ESOP participants' accounts and 322,600 shares remained unallocated. The ESOP provides that the independent ESOP trustee must vote shares allocated to a participant's account in accordance with the direction of the participant. The ESOP Board directs voting by the independent trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct the vote, or to dispose of or direct the disposition of, shares which have been allocated to a participant's account. To avoid duplication, the individual totals reported in the above table for Messrs. Horn, Payne and Stamm, and Mrs. Weis do not reflect the 322,600 unallocated shares of which they are deemed to share beneficial ownership as members of the ESOP Board; however, the total for all directors and executive officers as a group does include the 322,600 unallocated shares.

     If we purchase 700,000 shares and if no shares are tendered by and purchased from our directors and executive officers, the aggregate number of shares held by our directors and executive officers would remain 1,822,623, but the percentage of shares beneficially owned by such persons would increase to approximately 26.18% of our outstanding common stock. If we purchase fewer than 700,000 shares, the resulting percentage would be lower; if we purchase more than 700,000 shares, the resulting percentage would be higher.

     The names of our subsidiaries are State Financial Bank, National Association; Hales Corners Development Corporation; Hales Corners Investment Corporation; State Financial Insurance Agency; State Financial Funding Corporation; and State Financial Real Estate Investment Corporation. The address of State Financial Bank, National Association; Hales Corners Development Corporation; State Financial Insurance Agency; and State Financial Real Estate Investment Corporation is 10708 West Janesville Road, Hales Corners, Wisconsin 53130. The address of Hales Corners Investment Corporation is 3993 Howard Hughes Parkway, Las Vegas, Nevada 89109. The address of State Financial Funding Corporation is 3 Gorham Road, Hamilton, Bermuda HMO8.

     Jerome J. Holz, one of our directors, is an officer and beneficial owner of more than 10% of the equity of Holz Motors, Inc., the address of which is 5961
S. 108th Place, Hales Corners, Wisconsin 53130. Richard A. Horn, one of our directors, is an officer and beneficial owner of more than 10% of the equity of Horn Bros., Inc., the address of which is W180S7725 Pioneer Drive, Muskego, Wisconsin 53150. David M. Stamm, one of our directors, is an officer and beneficial owner of more than 10% of the equity of George Webb Corporation, the address of which is N7 W22081 Johnson Drive, Waukesha, Wisconsin 53188. Barbara
E. Weis, one of our directors and the daughter of Mr. Holz, is an officer and beneficial owner of more than 10% of the equity of Barb's Greenhouse Florist, the address of which is 5645 S. 108th Street, Hales Corners, Wisconsin 53130. Thomas S. Rakow, one of our directors, is an officer and beneficial owner of more than 10% of the equity of IHC Group, Inc. and Rakow Enterprises, Inc., and he is a partner in Harkow Partnership, the address for each of which is 1797 N. LaFox, South Elgin, Illinois 60177. Ulice Payne, Jr., one of our directors, was a partner in the law firm of Foley & Lardner, the address of which is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, until October 31, 2002, and, effective November 1, 2002, he became an officer of The Milwaukee Brewers Baseball Club, the address of which is Miller Park, One Brewers Way, Milwaukee, WI 53214. Under Rule 12b-2 under the Exchange Act, Holz Motors, Inc.; Horn Bros., Inc.; George Webb Corporation; Barb's Greenhouse Florist; IHC Group, Inc.; Rakow Enterprises, Inc.; Harkow Partnership; and The Milwaukee Brewers Baseball Club may be deemed to be associates of ours.

     None of our subsidiaries beneficially owns any shares of our common stock. Based on information provided to us by our directors and executive officers, except as otherwise set forth in this Offer to Purchase, as of September 30, 2002, no associate of State Financial Services Corporation owns any shares of our common stock.

     Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our affiliates or subsidiaries nor, to the best of our knowledge, any of our or our subsidiaries' directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to November 1, 2002, except purchases for the accounts of executive officers under our 401(k) Sharing Plan and Employee Stock Ownership Plan. We expect that our 401(k) Savings Plan and Employee Stock Ownership Plan, in accordance with their respective terms, elections in effect and present patterns of contribution, will continue to purchase shares prior to the expiration of the offer.

     Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12. EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON STOCK; EXCHANGE ACT REGISTRATION.

     Our purchase of shares in our offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of our shareholders. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, we believe that we will meet the minimum continued listing standards immediately after our purchase of shares pursuant to our offer.

     Our shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     Our shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and the SEC and comply with the SEC's proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in our offer will not result in the remaining issued and outstanding shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     Except as described in this Offer to Purchase, we are not aware of any license or regulatory permit that appears material to our business that might be materially and adversely affected by our acquisition of shares as contemplated by our offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by our offer. Should any approval or other action be required, we currently intend to seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under our offer until the outcome of that process, if necessary, is known. We cannot assure you that any approval or other action, if needed, could be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

     Our obligation under our offer to accept for payment and pay for shares is subject to conditions. See Section 7.

14. UNITED STATES FEDERAL TAX CONSEQUENCES.

     The following discussion is a summary of certain material United States federal income tax considerations relevant to participation in our offer. Shareholders whose shares are not purchased by us pursuant to the offer will not incur any tax liability as a result of the completion of the offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings of the Internal Revenue Service (the "IRS"), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could affect adversely the tax consequences described below. No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described herein.

     As used herein, a "U.S. Person" is (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used herein, a "U.S. Holder" is a beneficial owner of our shares who is a U.S. Person, and a "Non-U.S. Holder" is any beneficial owner of our shares other than a U.S. Holder.

     This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain holders that may be subject to special treatment under United States federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold notes as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquired shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). This summary does not address certain special rules that apply to Non-U.S. Holders that are "controlled foreign corporations", "foreign personal holding companies", or "passive foreign investment companies". Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary is limited to those persons who hold shares as "capital assets" within the meaning of Section 1221 of the Code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for United States federal income tax purposes.

     THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

TREATMENT OF U.S. HOLDERS

     Capital Gain or Loss Treatment. If a sale of your shares pursuant to the offer qualifies as an "exchange" under Section 302(b) of the Code (see the discussion of Section 302(b) below), then any gain or loss recognized on the sale of your shares will be a capital gain or loss. Any capital gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the shares have been held for more than one year at the time of disposition. Any long-term capital gain recognized upon a disposition of shares by a U.S. Holder who is an individual will be subject to federal income tax at a maximum rate of 20%.

     Dividend Treatment. If a sale of your shares pursuant to the offer does not qualify as an "exchange" under Section 302(b) of the Code, then the cash you receive from your sale will be treated as a dividend, provided that (as we anticipate to be the case) we have sufficient accumulated or current earnings and profits. Any such dividend income received by a U.S. Holder will be treated as ordinary income for federal income tax purposes, and the entire amount of the gross proceeds received on the sale (and not merely the excess of the gross proceeds over your tax basis in the shares sold) will be subject to tax at ordinary income rates. To the extent that the purchase of your shares pursuant to the offer is treated as a dividend, the tax basis in any shares that you actually or constructively own after consummation of the offer generally will be increased by your basis in the shares sold pursuant to the offer.

     Treatment of Dividend Income for Corporate Shareholders. In the case of a U.S. Holder that is a corporation, if the cash received for shares pursuant to the offer is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its tendered shares or if the shares are "debt-financed portfolio stock." If a dividends-received deduction is available, the dividend (having arisen in a non-pro rata redemption) also will be treated as an "extraordinary dividend" under Section 1059 of the Code. In that case, the corporate U.S. Holder's tax basis in its remaining shares (for purposes of determining gain or loss on a future disposition) generally will be reduced (but not below zero) by the amount of any "extraordinary dividend" not taxed because of the dividends-received deduction. Any amount of the "extraordinary dividend" not taxed because of the dividends-received deduction in excess of the corporate U.S. Holder's tax basis for the remaining shares generally will be taxable as gain on the sale of shares. If a redemption of shares from a corporate U.S. Holder pursuant to the offer is treated as a dividend as a result of the U.S. Holder's constructive ownership of other shares that it has an option or other right to acquire, the portion of the "extraordinary dividend" not otherwise taxed because of the dividends-received deduction will reduce the corporate U.S. Holder's basis only in those shares that are sold pursuant to the offer, and any excess of such non-taxed portion over such basis will be taxable as gain on the sale of such shares.

     Backup Withholding. Upon a sale of shares by a U.S. Holder pursuant to the offer, we generally must backup withhold at a rate of 30%, unless the U.S. Holder provides to the Depositary before the sale a certification, under penalties of perjury, of the U.S. Holder's taxpayer identification number. The requisite certification is included in the Letter of Transmittal. Amounts withheld under the backup withholding rules are generally allowable as a credit against your United States federal income tax liability (if any), and may entitle you to a refund, provided that you furnish the required information to the IRS.

TREATMENT OF NON-U.S. HOLDERS

     Backup Withholding. Upon a sale of shares by a Non-U.S. Holder pursuant to the offer, the proceeds will not be subject to backup withholding if the Non-U.S. Holder provides to the Depositary before the sale a certification, under penalties of perjury, that the Non-U.S. Holder is not a U.S. Person. This certification may be made on an IRS Form W-8BEN.

     Capital Gain or Loss Treatment. If a Non-U.S. Holder's sale of shares pursuant to the offer qualifies as an "exchange" under Section 302(b) of the Code (see the discussion of Section 302(b) below), then any gain or loss recognized on the sale will be a capital gain or loss. Any capital gain recognized by a Non-U.S. Holder upon a sale of shares pursuant to the offer will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) we are, or have been during certain periods preceding the disposition, a "United States real property holding corporation" (which we do not believe we are) and certain other conditions are met.

     Even if a Non-U.S. Holder's sale of shares pursuant to the offer is exempt from federal income tax as described in the immediately preceding paragraph, and even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding, we are required under a separate set of withholding rules to withhold 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross proceeds from the sale, unless the Non-U.S. Holder delivers to the Depositary before the sale a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder's income on the sale is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. In the event that such IRS Form W-8ECI is furnished, the Non-U.S. Holder's income on the sale will be exempt from withholding but will be subject to federal income tax at normal graduated rates. In order to claim treaty benefits, the Non-U.S. Holder must deliver to the Depositary before the sale a properly executed IRS Form W-8BEN.

     In the event that the amount withheld from the gross proceeds paid to a Non-U.S. Holder pursuant to the offer exceeds the federal income tax liability of the Non-U.S. Holder, a claim for refund may be filed with the IRS by the Non-U.S. Holder.

     Dividend Treatment. If a Non-U.S. Holder's sale of shares pursuant to the offer does not qualify as an "exchange" under Section 302(b) of the Code, then the cash received upon the sale will be treated as a dividend, provided that (as we anticipate to be the case) we have sufficient accumulated or current earnings and profits. Even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding, we are required under a separate set of withholding rules to withhold 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross proceeds from the sale, unless the Non-U.S. Holder delivers to the Depositary before the sale a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder's income on the sale is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. In the event that such IRS Form W-8ECI is furnished, the Non-U.S. Holder's income on the sale will be exempt from withholding but will be subject to federal income tax at normal graduated rates. In order to claim treaty benefits, the Non-U.S. Holder must deliver to the Depositary before the sale a properly executed IRS Form W-8 BEN.

QUALIFICATION OF SALE AS AN "EXCHANGE" UNDER SECTION 302(B)

     A sale of your shares pursuant to the offer will qualify as an "exchange" under Section 302(b) of the Code if:

     - the sale results in a "complete redemption" of your shares;

     - the sale results in a "substantially disproportionate redemption" of your shares; or

     - the sale is not "essentially equivalent to a dividend" with respect to you.

The determination of whether a sale of shares pursuant to the offer qualifies as an "exchange" under Section 302(b) of the Code is made separately for each shareholder.

     Constructive Ownership. For the purpose of determining whether a sale of shares pursuant to the offer qualifies as an "exchange" under Section 302(b) of the Code, you must take into account not only the shares that you actually own but also any shares that you are deemed to own constructively under the attribution rules of Section 318 of the Code. For example, under these attribution rules, you are deemed to own constructively any shares held by your spouse, parents, children and grandchildren, and you are deemed to own constructively shares held by certain entities (such as corporations, partnerships, estates, and trusts) in which you have an equity interest. Furthermore, you are deemed to own any shares that you have the right to acquire by the exercise of an option, regardless of when the option may be exercised.

     Complete Redemption. A sale of all your shares of our stock pursuant to the offer will result in a "complete redemption" and, therefore, will be entitled to capital gains tax treatment if either: (i) you do not own, directly or constructively, any shares of our stock after this sale; or (ii) you do not own directly any shares of our stock after this sale and, with respect to any constructively owned shares, you are eligible to (and do in fact) waive (pursuant to Section 302(c)(2) of the Code) the attribution of such shares to you.

     Substantially Disproportionate Redemption. A sale of your shares pursuant to the offer will result in a "substantially disproportionate redemption" and, therefore, will be entitled to capital gains tax treatment if:

     - the percentage of our outstanding voting stock that you own, directly or constructively, immediately after the sales by all shareholders pursuant to the offer is less than 80% of the percentage of our outstanding voting stock that you owned, directly or constructively, immediately before the sales by shareholders pursuant to the offer; and

     - the percentage of the fair market value of our outstanding common stock that you own, directly or constructively, immediately after the sales by all shareholders pursuant to the offer is less than 80% of the percentage of the fair market value of our outstanding common stock that you owned, directly or constructively, immediately before the sales by shareholders pursuant to the offer.

     Not Essentially Equivalent to a Dividend. If a sale of your shares pursuant to the offer does not qualify as a "complete redemption" or a "substantially disproportionate redemption", then your sale may nevertheless qualify as an "exchange" under Section 302(b) of the Code and, therefore, will be entitled to capital gains tax treatment if your sale meets the "not essentially equivalent to a dividend" test. This test is met if, under all the facts and circumstances, there is a meaningful reduction in your interest in us as a result of the sales by the shareholders pursuant to the offer. The IRS has issued rulings in situations involving redemptions of stock owned by minority shareholders of publicly-traded corporations (which minority shareholders owned, directly or constructively, less than 1% of the value and voting power of the stock of the corporation, and did not exercise control over the affairs of the corporation). In these rulings, the redemptions were treated as meeting as the "not essentially equivalent to a dividend" test if the redemption resulted in any reduction in the minority shareholder's voting power and economic interest in the corporation.

     Effect of Prorations and Other Transfers of Shares. You should be aware that your ability to satisfy any of the foregoing tests may be affected by proration pursuant to the offer. Therefore, unless you make a conditional tender (see Section 6), or unless you are an Odd Lot Holder who tenders all of his or her shares at or below the purchase price we select, you can be given no assurance that we will purchase a sufficient number of such shares to permit you to satisfy any of the foregoing tests. You also should be aware that an acquisition or disposition of shares in the market or otherwise as part of a plan that includes your tender of shares pursuant to the offer might be taken into account in determining whether any of the foregoing tests is satisfied.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULE AND FOREIGN, STATE AND LOCAL TAX LAWS AND POSSIBLE TAX LAW CHANGES) OF THE SALE OF SHARES.

15. FEES AND EXPENSES.

     We have retained Sandler & O'Neill Partners, L.P. to act as the Dealer Manager in connection with this offer. Sandler & O'Neill Partners, L.P. will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse Sandler & O'Neill Partners, L.P. for reasonable out-of-pocket expenses incurred in connection with the offer and to indemnify Sandler & O'Neill Partners, L.P. against liabilities in connection with the offer, including liabilities under the federal securities laws.

     Sandler O'Neill & Partners, L.P. has rendered, is currently rendering and may continue to render various investment banking, placement agent and other advisory services to us. It has received, and may continue to receive, customary compensation for such services.

     We have retained D. F. King & Co., Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with our offer. The Information Agent may contact shareholders by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the offer to beneficial owners. We will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services, we will reimburse them specified reasonable out-of-pocket expenses and we will indemnify each of them against certain liabilities in connection with our offer, including certain liabilities under the federal securities laws.

     We will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares under the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer to Purchase and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. We have not authorized any broker, dealer, commercial bank or trust company to act as our agent or the agent of the Information Agent or the Depositary for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the related Letter of Transmittal.

16. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement thereof. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires us to pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in
Section 7 shall have occurred or shall be reasonably determined by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time by publicly announcing them. In the case of an extension, the announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of the change. Without limiting the manner in which we may choose to make public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of the securities sought) will depend on the facts and the circumstances. If (i) we increase or decrease the price to be paid for shares, the number of shares being sought in the offer or the Dealer Manager's soliciting fees and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares and (ii) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this Section 16, the offer will be extended until the expiration of the period of ten (10) business days.

     For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

17. MISCELLANEOUS.

     We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such state statute, the offer will not be made to (and tenders will not be accepted from or on behalf of) the shareholders in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the offerors by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON OUR BEHALF NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

     We filed with the SEC the Schedule TO, together with exhibits, pursuant to Sections 13(e) and 14(d)(1) of the Exchange Act and Rules 14d-3 promulgated thereunder, furnishing certain additional information with respect to the offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 10 (except that they will not be available at the regional offices of the SEC).

                                          STATE FINANCIAL SERVICES
                                          CORPORATION

November 1, 2002

     Manually signed facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates representing shares of our common stock and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the offer is:
                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Mail:               By Facsimile Transmission:        By Hand and Overnight
                                                                          Delivery:

   American Stock Transfer              (718) 234-5001            American Stock Transfer &
       & Trust Company                                                  Trust Company
        P.O. Box 2042            Confirm Receipt of Facsimile           59 Maiden Lane
   New York, NY 10272-2042              by Telephone:                 New York, NY 10038
      Attn: Reorg. Dept                 (212) 936-5100

     For additional information, please call American Stock Transfer & Trust Company at (800) 937-5449.

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer.

                    The Information Agent for the offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005

                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 848-3402

                      The Dealer Manager for the offer is:

                        SANDLER O'NEILL & PARTNERS, L.P.
                          919 Third Avenue, 6th Floor
                            New York, New York 10022

November 1, 2002

                                                                    ATTACHMENT I

                  [STATE FINANCIAL SERVICES CORPORATION LOGO]

PRESS RELEASE

FOR MORE INFORMATION CONTACT:                                CORPORATE HEADQUARTERS
MICHAEL J. FALBO OR TIMOTHY L. KING                          10708 W. JANESVILLE ROAD
    TELEPHONE: (414) 425-1600                                HALES CORNERS, WI 53130
    FACSIMILE: (414) 425-8939                                NASDAQ SYMBOL: SFSW

                      STATE FINANCIAL SERVICES CORPORATION
                      REPORTS RECORD EARNINGS PERFORMANCE

     Hales Corners, WI (October 15, 2002). State Financial Services Corporation ("State") announced net income per share of $0.39 for the quarter ended September 30, 2002, an increase of 50.0% from $0.26 per share for the same quarter in 2001. Net income for the third quarter of 2002 was $2.9 million compared to $1.9 million a year ago. For the nine months ended September 30, 2002, net income per share increased 53.4% to $1.12 from $0.73 and net income increased $2.8 million to $8.3 million from $5.5 million for the comparable prior year period.

     Net interest income was $33.9 million for the first nine months of 2002 compared to $27.9 million in the comparable 2001 period. Net interest margin was 4.27% and 3.79% for the nine months ending September 30, 2002 and 2001, respectively. During the quarter ended September 30, 2002, State increased the provision for loan losses to $1.1 million. At September 30, 2002, the Allowance for Loan Losses was 1.25% of total loans compared to 1.00% a year ago.

     Michael J. Falbo, Chief Executive Officer, commented, "We are very pleased with our net income for the third quarter and the first nine months of 2002, both represent all time record earnings performances for our company. Our earnings and our loan portfolio have increased each quarter this year." Falbo added, "Given the continued weakness in the economy, our outlook on credit quality remains cautious. We remain very focused in our attention to both past due and nonperforming loans while continuing to work with our business customers."

     Total assets were $1.3 billion and $1.2 billion at September 30, 2002 and 2001, respectively. During the third quarter, State's gross loan portfolio increased 5.1% to $686 million from $653 million. State's book value per share was $14.96, at September 30, 2002, an increase of 6.6% from $14.03 per share a year ago. Total market capitalization increased 20.9% to $108.4 million from $89.7 million at September 30, 2001.

     State is a $1.3 billion financial services company operating through 26 full-service office locations in southeastern Wisconsin and northeastern Illinois and provides 24-hour banking convenience through a network of 38 ATMs. Through its banking network, State provides commercial and retail banking products, long-term fixed-rate secondary market mortgage origination and brokerage activities. State also operates State Financial Insurance Agency. State's shares are traded on the Nasdaq National Market System under the symbol "SFSW."

STATE FINANCIAL SERVICES CORPORATION
PRESS RELEASE
FINANCIAL HIGHLIGHTS
SEPTEMBER 30, 2002

                                                 AT OR FOR THE THREE MONTHS ENDED        AT OR FOR THE NINE MONTHS ENDED
                                                           SEPTEMBER 30,                          SEPTEMBER 30,
                                                -----------------------------------     ----------------------------------
                  UNAUDITED                        2002          2001        % CHG         2002          2001       % CHG
                  ---------                     -----------   -----------   -------     -----------   -----------   ------
FOR THE PERIOD:
----------------------------------------------
Interest Income...............................  $17,234,310   $18,950,039     (9.05)%   $51,401,995   $56,104,283    (8.38)%
Interest Expense..............................    5,927,405     9,169,162    (35.35)     17,456,175    28,178,436   (38.05)
                                                -----------   -----------   -------     -----------   -----------   ------
  Net Interest Income.........................   11,306,905     9,780,877     15.60      33,945,820    27,925,847    21.56
Provision for Loan Losses.....................    1,050,000       270,000    288.89       1,950,000       810,000   140.74
Non-Interest Income...........................    3,351,243     2,611,276     28.34       8,145,780     6,863,317    18.69
Security Gains/(Losses).......................      (24,085)      329,569   (107.31)        465,035     1,925,380
Non-Interest Expense..........................    9,441,575     9,462,475     (0.22)     28,613,976    27,010,036     5.94
                                                -----------   -----------   -------     -----------   -----------   ------
Net Before Tax................................    4,142,488     2,989,247     38.58      11,992,659     8,894,508    34.83
Income Tax....................................    1,266,501     1,074,249     17.90       3,699,904     3,433,050     7.77
                                                -----------   -----------   -------     -----------   -----------   ------
Net Income....................................  $ 2,875,987   $ 1,914,998     50.18     $ 8,292,755   $ 5,461,458    51.84
                                                ===========   ===========   =======     ===========   ===========   ======
PER SHARE:
----------------------------------------------
Net Income (basic)............................  $      0.39   $      0.26               $      1.12   $      0.73
Net Income (diluted)..........................  $      0.39   $      0.26               $      1.11   $      0.73
Cash Net Income (basic).......................  $      0.39   $      0.33               $      1.12   $      0.93
Cash Net Income (diluted).....................  $      0.39   $      0.33               $      1.11   $      0.93
Avg. Shares Outstanding (basic)...............    7,328,434     7,446,354                 7,396,604     7,498,292
Avg. Shares Outstanding (diluted).............    7,398,159     7,450,586                 7,458,354     7,501,987
Dividends Declared............................  $      0.12   $      0.12               $      0.36   $      0.36
END OF PERIOD: ($'S IN 000'S)
----------------------------------------------
Assets........................................  $ 1,269,444   $ 1,178,827
Investment securities.........................      447,442       309,359
Loans (net)...................................      677,925       744,127
Allowance for loan losses.....................        8,556         7,502
Goodwill & Intangibles........................       28,461        30,243
Deposits......................................      991,219       948,398
Borrowed Funds................................      153,922       111,017
Stockholders' Equity..........................      114,620       109,417
PER SHARE:
----------------------------------------------
Total Shares Outstanding......................    7,661,119     7,798,328
Book Value....................................  $     14.96   $     14.03
Tangible Book Value...........................  $     11.25   $     10.03
Market Value..................................  $     13.90   $     11.50
KEY RATIOS:
----------------------------------------------
Net Interest Margin...........................         4.07%         3.71%                     4.27%         3.79%
Return on Average Assets......................         0.92%         0.65%                     0.92%         0.65%
Return on Average Equity......................        10.00%         7.06%                     9.95%         6.69%
Return on Average Tangible Equity.............        13.33%         9.97%                    13.36%         9.04%
Tier 1 Leverage Ratio.........................         6.54%         6.60%                     6.76%         6.94%
Tangible Equity to Assets.....................         6.40%         6.56%
Primary Capital Ratio.........................         9.11%         9.60%
Loans/Deposits................................        68.39%        78.46%
Allowance for Loan Loss/Total Loans...........         1.25%         1.00%
Nonperforming Loans/Total Loans...............         2.00%         1.57%

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